September 5, 2025

Daniel Barcelo
Chief Executive Officer
T1 Energy Inc.
1211 E 4th Street
Austin, TX 78702

       Re: T1 Energy Inc.
           Amendment No. 2 to Registration Statement on Form S-3
           Filed September 3, 2025
           File No. 333-286455
Dear Daniel Barcelo:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025 letter.

Amendment to Form S-3 filed September 3, 2025
Cover Page

1. We note your response to prior comment 1. However, we are unable to concur with the pricing approach as currently disclosed, including that the holder of Convertible
       Preferred Stock intends to sell "at no less than the issue price of $10.00 per share"
       prior to listing. Accordingly, please revise your prospectus cover to address the following items:
           Revise disclosure that indicates the "Securities" may be sold at prevailing market prices or at negotiated prices to exclude the Convertible Preferred Stock, or alternatively to condition such pricing upon listing approval. Include disclosure that you have applied to list the Convertible
Preferred Stock on
           the NYSE. Refer to Item 501(b)(4) of Regulation S-K.
 September 5, 2025
Page 2

             Provide pricing disclosure with respect to the Convertible Preferred Stock consistent with Item 501(b)(3) of Regulation S-K, including Instruction 2 thereto if and as applicable.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Maria Protopapa